Filed Pursuant to Rule 424(b)(3)
under the Securities Act of 1933
in connection with Registration
Statement No. 333-188114

PROSPECTUS

OXiGENE, INC.

4,297,526 Shares of Common Stock

This prospectus relates to the resale of up to 4,297,526 shares of our common stock, including 1,377,412 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, 1,542,702 shares issuable upon exercise of Series A Warrants and 1,377,412 shares of common stock issuable upon exercise of Series B Warrants.

These shares will be resold from time to time by the entities and persons listed in the section titled “Selling Securityholders” on page 17, which we refer to as the selling securityholders. The shares of common stock offered under this prospectus by the selling securityholders have been issued pursuant to the Securities Purchase Agreement by and among OXiGENE, Inc. and the selling securityholders, dated as of April 10, 2013 (the “Purchase Agreement”), or pursuant to an engagement letter with Dawson James Securities Inc., the placement agent for the offering made pursuant to the Purchase Agreement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of securities by the selling securityholders.

The selling securityholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 20. We will pay the expenses incurred in registering the securities covered by the prospectus, including legal and accounting fees.

Our common stock is quoted on The NASDAQ Capital Market, or NASDAQ, under the symbol “OXGN.” On April 30, 2013, the last reported sale price of our common stock was $3.54 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MAY 2 , 2013.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the documents incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean OXiGENE, Inc.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission (SEC). Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 9.

Our Business

We are a clinical-stage, biopharmaceutical company developing novel therapeutics primarily to treat cancer. Our primary focus is the development of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival, and also are associated with visual impairment in a number of ophthalmological diseases and conditions.

Our lead compound, ZYBRESTAT® is a reversible tubulin binding agent that works by disrupting the network of abnormal blood vessels, or vasculature, within solid tumors, also referred to as vascular disruption. Vascular disruption leads to tumor hypoxia, which refers to the process of starving the tumor of vitally necessary oxygen supply and subsequent tumor cell death. More specifically, ZYBRESTAT selectively targets the existing abnormal and largely immature vasculature found in most solid tumors and causes endothelial cells that make up the walls of the blood vessels in that vasculature to lose their normally flat shape and to become round, thus blocking the flow of blood to the tumor. The downstream tumor environment is then deprived of oxygen and nutrients, and the resulting restriction in blood supply kills the cells in the central portion of the tumor. Based on ZYBRESTAT’s antitumor activity observed in animal models, we have conducted multiple clinical trials of ZYBRESTAT in a variety of tumor types.

Summary

We continue to develop ZYBRESTAT, which is currently in Phase 2 clinical trials. We have seen clinical activity in ovarian cancer, anaplastic thyroid cancer (ATC) and other indications, and observed tolerability to date in over 400 patients. We primarily focus on the development of product candidates for the treatment of rare cancers that will be eligible for orphan drug status and fast track status. We also believe that combining ZYBRESTAT with other therapies will provide us with multiple clinical strategies for the eventual commercialization of ZYBRESTAT. Based on this and subject to our receipt of sufficient funding, our strategy is as follows:

•	To focus on ovarian cancer as one of our lead indications:

•

We continue to support the ongoing randomized Phase 2 trial (GOG186I) of ZYBRESTAT in combination with bevacizumab, an anti-VEGF monoclonal antibody, in patients with relapsed ovarian cancer. The trial which is being conducted by the Gynecologic Oncology Group or GOG, an organization dedicated to clinical research in the field of gynecologic cancer, and is under the sponsorship of the Cancer Therapy Evaluation Program, or CTEP, of the National Cancer Institute, or NCI.

•	We would also like to support two additional controlled clinical studies in advanced ovarian cancer, subject to our receipt of sufficient funding, as follows:

•	A Phase 2 study of ZYBRESTAT in combination with weekly paclitaxel in patients with recurrent ovarian cancer, and

•	A Phase 1b/2 study of ZYBRESTAT in combination with pazopanib, an antiangiogenic oral tyrosine kinase inhibitor, in recurrent ovarian cancer.

•	To pursue the commercialization of ZYBRESTAT in Europe for the treatment of ATC with a marketing authorization under exceptional or conditional circumstances, as further discussed below.

•

To continue to support the ongoing investigator-sponsored Phase 1 trial of OXi4503 in patients with acute myelogenous leukemia, or AML, or myelodysplastic syndrome, or MDS, being conducted at the University of Florida and with support by The Leukemia & Lymphoma Society’s Therapy Acceleration Program.

•	To pursue the development of ZYBRESTAT to treat refractory carcinoid syndrome associated with metastatic carcinoid tumors involving the liver.

Orphan Drug Status

We currently have orphan drug status in the United States and in the European Union for ZYBRESTAT for the treatment of ATC, medullary thyroid cancer, Stage IV papillary thyroid cancer, and Stage IV follicular thyroid cancer, and for ZYBRETSTAT in the United States for the treatment of ovarian cancer. We have applied for orphan drug status in the European Union for ZYBRESTAT for the treatment of ovarian cancer. We also have orphan drug status in the United States for our product candidate OXi4503 for the treatment of AML.

The FDA has also granted Fast Track status to ZYBRESTAT for the treatment of ATC, and a special protocol assessment, or SPA, was granted for a Phase 3 trial in ATC.

By focusing on developing ZYBRESTAT in rare or orphan indications, in addition to addressing significant unmet medical needs, we believe we will be able to take advantage of significant benefits associated with orphan drug status, such as:

•	Study design assistance from the appropriate regulatory authorities in the US and the EU,

•	Exemption from application-filing fees, in the US, and in the EU for companies designated as small to medium enterprises, or SMEs, who hold orphan designation,

•	Possible grant funding for Phase 1 and 2 clinical trials in the US,

•	Tax credits for some clinical research expenses, in the US,

•	Other fee reductions in the EU for regulatory activities such as protocol assistance, scientific advice, and other activities, and

•	Seven years of marketing exclusivity after the approval of the drug in the US and 10 years of exclusivity in the EU.

The Orphan Drug Act was passed in the US in January 1983 to stimulate the research, development, and approval of products that treat rare diseases. An orphan drug is defined as a product that treats a rare disease affecting fewer than 200,000 patients in the United States. Drugs are granted orphan status for a specific indication. In the EU, orphan designation is granted for a life-threatening or debilitating disease that affects 5 in 10,000 or fewer subjects in the EU.

ZYBRESTAT for Oncology

ZYBRESTAT in Ovarian Cancer

We believe that ovarian cancer represents an unmet medical need and a significant commercial opportunity. Ovarian cancer is the fifth leading cause of cancer-related death among women in the United States. Ovarian cancer is most often diagnosed at an advanced stage, after the cancer has spread beyond the ovary due in part to a lack of early symptoms and of effective ovarian cancer screening tests. Based on an annual incidence rate of 12.7 per 100,000 women, according to the National Cancer Institute, it is estimated that 22,280 women will be diagnosed with, and 15,500 women will die of, ovarian cancer in the United States in 2012. Assuming slightly higher observed incidence rates, this would translate into an estimated 44,728 new cases of ovarian cancer annually in Europe and 8,328 new cases in Japan.

We believe that combining ZYBRESTAT with other therapies will provide us with multiple clinical strategies for the potential commercialization of ZYBRESTAT in advanced ovarian cancer. One strategy is to use ZYBRESTAT without cytotoxic chemotherapy, which is the basis for our Phase 2 clinical trial in advanced ovarian cancer in combination with bevacizumab, a monoclonal antibody angiogenesis inhibitor targeting the vascular endothelial growth factor, VEGF, and a planned trial, subject to funding, with ZYBRESTAT in combination with pazopanib, a multi-kinase inhibitor targeting VEGF. The other strategy is to combine ZYBRESTAT with platinum based chemotherapy which is the basis for our planned trial, subject to funding, with paclitaxel.

ZYBRESTAT is currently being studied in a Phase 2 clinical trial in advanced ovarian cancer in combination with bevacizumab. We believe that combining vascular targeting agents without cytotoxic chemotherapy may be a clinically active yet potentially better tolerated alternative for the treatment of certain advanced ovarian cancer patients. The rationale for this ongoing Phase 2 clinical trial is based on preclinical data showing increased antitumor activity of ZYBRESTAT when used in combination with bevacizumab, a monoclonal antibody angiogenesis inhibitor targeting the vascular endothelial growth factor, VEGF, which is approved for the treatment of colorectal cancer, advanced nonsquamous non–small cell lung cancer, metastatic kidney cancer and glioblastoma and which is marketed by Genentech/Roche under the name AVASTIN®. In addition, we have seen complementary clinical activity and good tolerability of combining ZYBRESTAT with bevacizumab in a Phase 1 clinical trial.

We also may have an opportunity to begin a clinical trial in advanced or persistent ovarian cancer with ZYBRESTAT in combination with pazopanib, a small molecule tyrosine kinase inhibitor also targeting VEGF, which is approved for the treatment of renal cell cancer and soft tissue sarcoma and is marketed by GlaxoSmithKline under the name VOTRIENT®. This potential clinical study is dependent on receiving funding from an externally funded collaboration.

We also hope to begin a clinical trial in recurrent ovarian cancer, subject to funding, with ZYBRESTAT in combination with paclitaxel. We believe that studying ZYBRESTAT in combination with platinum or paclitaxel-based chemotherapy is another potential path forward, since chemotherapy is the current standard of care in this indication.

We believe that these three clinical trials, one ongoing and two planned subject to funding, will provide us with multiple clinical strategies for the potential commercialization of ZYBRESTAT in advanced ovarian cancer.

Ongoing Clinical Trial in Ovarian Cancer

We are currently collaborating on an ongoing randomized Phase 2 clinical trial (GOG186I) of ZYBRESTAT in advanced ovarian cancer in combination with bevacizumab.

The GOG186I study has enrolled a total of 107 patients and more than 80 sites are participating. To be eligible for the study, patients must have recurrent ovarian cancer, and must have received prior platinum-based chemotherapy. Patients are being randomized into two arms: one arm receives bevacizumab; the second arm receives bevacizumab plus ZYBRESTAT. Patients are treated until disease progression or adverse effects prohibit further therapy. The primary endpoint of the Phase 2 trial is progression-free survival. Secondary endpoints include safety, overall survival and objective responses by treatment. If this trial is completed and is clinically successful in terms of slowing tumor progression, we believe that this combination of vascular targeting agents, without the use of cytotoxic chemotherapy agents—and their often significant side effects—could provide a potentially better tolerated alternative for the treatment of recurrent ovarian cancer patients.

This trial is being conducted by the GOG and is under the sponsorship of CTEP of the National Cancer Institute. The trial is also being done in collaboration with Genentech, the manufacturer of bevacizumab, who, along with us, supplies the drugs for the study in addition to providing some of the trial’s funding. While we pay for some costs related to this trial, CTEP bears most of the cost of the trial.

In August 2012, we announced that a pre-specified interim safety analysis of 25 patients in this trial indicated that only one of these patients had suffered a protocol-specified serious adverse event in the trial to date, and therefore it was recommended that the trial should continue to full enrollment. In February 2013, we announced the results of the second and final scheduled interim toxicity analysis based on the safety review of the first 53 evaluable patients who completed four months of therapy. The results were that there were no additional protocol-specified serious adverse events seen during this review, and that the study will continue to full enrollment.

Since full enrollment was achieved, we are seeking guidance from the GOG as to whether an interim analysis will be performed. We anticipate that preliminary results from the final data set from this trial will be available in the first half of 2014. Assuming a positive outcome from these results, we hope to be able to collaborate with the GOG and Genentech, and also receive guidance from FDA, on the design of a potential pivotal registration trial in this indication that could lead to an NDA filing in the 2016-2017 timeframe.

Planned Clinical Trial in Ovarian Cancer

With sufficient funding, we would also like to initiate a Phase 2 study of ZYBRESTAT in combination with weekly paclitaxel in persistent or recurrent ovarian cancer. This would be a multi-center, controlled trial designed to enroll 120 patients in a one-to-one randomization. The primary endpoint would be progression-free survival, with secondary endpoints of safety, overall survival, objective response rate and CA125 response rate. Our target date to begin this trial would be in 2013, if we have sufficient funding.

Proposed Clinical Trial in Ovarian Cancer

We also may have an opportunity to begin a Phase 1b/2 controlled clinical trial with ZYBRESTAT in combination with pazopanib, an antiangiogenic oral multi-kinase tyrosine kinase inhibitor, in recurrent ovarian cancer. This trial is dependent on receiving funding from an externally funded collaboration.

Background in Ovarian Cancer Clinical Trials

On June 15, 2012, British clinical investigators published results from a Phase 1 study in solid tumors in the journal Clinical Cancer Research, using a combination of ZYBRESTAT with bevacizumab, an angiogenesis inhibitor targeting the vascular endothelial growth factor, or VEGF, without cytotoxic chemotherapy. The investigators observed disease stabilization in 9 of 14 treated patients, and a partial response lasting over one year in one patient with ovarian cancer, based on CA125 tumor marker levels. The investigators also observed that functional imaging of the tumors at baseline and after cycle 1 showed longer profound vascular changes and blood-flow shutdown when bevacizumab was added to the ZYBRESTAT treatment regimen, demonstrating the complementary therapeutic effect of ZYBRESTAT and bevacizumab on the tumor vasculature. We believe that this approach of combining vascular targeting agents without chemotherapy represents a potential way forward in clinical evaluation, and it is the basis for our ongoing randomized Phase 2 clinical trial of ZYBRESTAT in advanced ovarian cancer being conducted by the GOG.

Additionally, we have seen positive clinical results in prior clinical studies using ZYBRESTAT in conjunction with carboplatin and paclitaxel in patients with platinum—resistant ovarian cancer. Final results from a Phase 2 study were published by the Mount Vernon Cancer Centre, in the U. K., in the January 2011 issue of Annals of Oncology, showing a response rate of 25% which represents 11 of 44 patients, in a platinum resistant population and an additional 11%, representing 5 of 44 of patients, with unconfirmed responses on CT, suggesting that randomized trials including ZYBRESTAT with platinum—or paclitaxel-based chemotherapy should be performed in patients with advanced ovarian cancer. Therefore, in addition to combining ZYBRESTAT with a VEGF-targeting agent as in the GOG study, we also believe that studying ZYBRESTAT in combination with platinum or paclitaxel-based chemotherapy is supported by compelling preclinical and clinical data and may be another potential path forward, since chemotherapy is the current standard of care in this indication.

ZYBRESTAT in Anaplastic Thyroid Cancer

ATC is an aggressive, rare, lethal cancer of the thyroid gland. Because of the rapid progression of the disease and the absence of effective, approved therapies, median survival from the time of diagnosis is approximately 3-4 months. It is estimated that approximately 800 patients will be diagnosed with ATC in the United States in 2013. Assuming similar incidence rates, this would translate into an estimated 800 new cases of ATC annually in Europe, and 3,800 new cases worldwide in 2013. Due to the aggressive nature of the disease, fewer than 10% of patients are expected to survive one year from diagnosis.

We have completed a Phase 2/3 clinical trial of ZYBRESTAT in patients with ATC, or the FACT trial, which enrolled 80 patients over approximately three years in over 40 clinical sites worldwide and which represents the largest randomized clinical trial conducted in ATC to date. We have presented the results of this study at multiple scientific meetings, including the American Society of Clinical Oncology, or ASCO, and the European Society for Medical Oncology, or ESMO, and in scientific journals.

In September 2012, we reached agreement with the U.S. Food and Drug Administration, or FDA, regarding a special protocol assessment, or SPA, for a pivotal Phase 3 clinical trial of ZYBRESTAT in ATC, which we refer to as the FACT 2 trial, and which would require enrolling 300 patients with ATC. This enrollment requirement poses a significant hurdle for us because there are only about 800 patients diagnosed with the disease annually in the United States. While we believe that a positive FACT 2 study would be sufficient to obtain regulatory approval in the United States and in Europe for the treatment of patients with ATC, the required sample size puts this trial beyond our current financial resources. At the present time, we believe that pursuing regulatory approval for ZYBRESTAT in ATC in the EU without the requirement for another clinical trial in ATC is the most fiscally feasible path.

We are now exploring regulatory approval for ZYBRESTAT in ATC in the EU with a marketing authorization under exceptional or conditional circumstances, which might allow us to receive approval in Europe without conducting another clinical trial and for substantially less cost. European regulations provide that these special marketing approvals may be obtained in the case of therapies for the treatment of life-threatening diseases with orphan designation where there is an unmet medical need. This approval might enable potential filings in Japan, Korea, China, Canada and other countries as well. We received scientific advice from two countries in the European Union in March 2013 related to this regulatory approval path. We now intend to ask the European Medicines Agency, or EMA, for their scientific advice, including advice on manufacturing and required drug lots required for registration, which we would most likely receive by September 2013. We believe that this path may be a potential alternative path forward which could enable us to potentially submit an application for marketing approval for ZYBRESTAT by 2015.

In December 2011, we established a distribution agreement with Azanta Danmark A/S, or Azanta, to provide access to ZYBRESTAT for the treatment of patients with ATC on a compassionate use basis in certain specified territories. This agreement was expanded to include additional territories in August 2012 on a compassionate use basis. The specified territories include the European Union, including the Nordic countries and Switzerland, Canada, Israel and South Korea. This program, which is managed by Azanta, provides a regulatory mechanism to allow healthcare professionals in the specified territories to prescribe ZYBRESTAT to individual ATC patients while it is still in development. Under the terms of the agreement, we provide ZYBRESTAT to Azanta, and Azanta serves as our exclusive distributor for ZYBRESTAT in the specified territories for this purpose. Azanta provides ZYBRESTAT to physicians solely to treat ATC on a compassionate use basis in the specified territories until such time as ZYBRESTAT may obtain marketing approval in that territory. The agreement may be further expanded to include other countries on a country-by-country basis. Azanta is responsible for all regulatory activities necessary to distribute and sell ZYBRESTAT on a compassionate use basis for the treatment of ATC within the specified territories. There is no transfer of ownership of intellectual property rights for ZYBRESTAT to Azanta under the terms of the agreement.

Background in ATC

In earlier Phase 1 studies of ZYBRESTAT in ATC, clinical investigators observed several objective responses in treatment with ZYBRESTAT, including a complete response lasting more than 13 years, in patients with ATC. Additionally, through the compassionate use program with Azanta, one patient has had an ongoing complete response approaching 10 months in duration as of the date of this prospectus. A subsequent Phase 2 study in 26 ATC patients showed a 23% rate of one year survival in a disease where median expected survival of patients is approximately 3-4 months from the time of diagnosis and fewer than 10% of patients are typically alive at one year.

We subsequently conducted the FACT (fosbretabulin in anaplastic cancer of the thyroid) trial, a randomized Phase 2/3 study in ATC, which enrolled 80 patients between July 2007 and February 2010. A total of 40 clinical sites in 11 countries participated in this clinical study. The trial was originally designed to evaluate ZYBRESTAT in 180 patients as a potential treatment for ATC.

The primary endpoint for the FACT trial was overall survival. Eligible patients were randomized to receive either ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, or to receive only carboplatin and paclitaxel as part of the control group.

Due to the rarity of the disease and the fact that many of the patients screened for the study did not meet the trial’s inclusion criteria or either died or no longer met the trial’s inclusion criteria, the enrollment period spanned more than twice the planned 18 month period. As a result of both the length of the enrollment period and financial constraints affecting us, in February 2010, we chose to continue to treat and follow all 80 patients who were enrolled in the Phase 2/3 FACT clinical trial in ATC but to stop further enrollment.

During a meeting on March 16, 2011, the FDA indicated that the data from the FACT trial are suggestive of possible clinical activity that may warrant continued development, and that to seek regulatory approval, we should plan to conduct an additional clinical trial with a survival endpoint.

In June 2011, Julie Sosa, M.D., Associate Professor of Surgery and of Medicine at Yale University and principal investigator in the Phase 2/3 study, presented final data from the trial at the ASCO conference in Chicago, Illinois. Dr. Sosa presented data reflecting a median overall survival, or OS, time of 5.2 months for patients who received ZYBRESTAT and chemotherapy compared with 4.0 months for patients receiving chemotherapy alone. Although not statistically significant, this represents a 28% reduction in the risk of death for patients receiving ZYBRESTAT and chemotherapy. For patients treated with ZYBRESTAT and chemotherapy, the data suggested that the likelihood of being alive at six months was 48% compared with 35% for patients treated with the control regimen. At one year, the data suggested that the likelihood of being alive was 26% for patients treated with ZYBRESTAT and chemotherapy compared with 9% for patients treated with chemotherapy alone. As in other studies, ZYBRESTAT appeared to be well tolerated.

ZYBRESTAT in Neuroendocrine Tumors with Refractory Carcinoid Syndrome

Another indication that we started to pursue in 2012 is the treatment of carcinoid syndrome. In June 2012, we announced the establishment of an exclusive, worldwide licensing agreement with Angiogene Pharmaceuticals Ltd., a U.K.-based drug development company relative to their VDA program for neuroendocrine cancers, focused specifically on carcinoid syndrome. We plan to leverage these assets for the development and potential commercialization of ZYBRESTAT to treat refractory carcinoid syndrome associated with metastatic carcinoid tumors involving the liver. In the United States, according to the American Cancer Society, approximately 12,000-15,000 new neuroendocrine tumors, or NETs, are diagnosed annually. Assuming similar incidence rates, this would translate to approximately 25,000-30,000 new cases of NETs annually in the combined markets of Europe and Japan.

Neuroendocrine tumors, including carcinoid, are increasing in incidence more rapidly than other cancers, but treatments, including drugs, surgery, or embolization techniques, are not successful for all patients or may provide only temporary relief. These patients live many years with frequent episodes of diarrhea and flushing that, over time, cease to respond to the standard therapy with drugs called somatostatins. The medical need for additional therapeutic options to control the debilitating symptoms of carcinoid syndrome remains acute and may provide an opportunity for us to utilize our technology and experience in developing VDA drugs for the benefit of those patients.

Given the compelling scientific basis for using a VDA to disrupt blood flow to induce tumor necrosis and reduce production of biologically active mediators, such as serotonin, which are associated with the most severe, debilitating symptoms of this disease, we plan to investigate the effectiveness of ZYBRESTAT in this setting. We believe that using this approach has the potential to provide a faster path to establishing clinical activity of ZYBRESTAT, as compared to more typical endpoints such as progression-free survival or overall survival, as utilized in our other ongoing programs, and to significantly expand the commercial opportunity and patent protection for ZYBRESTAT. We are conducting preclinical studies and exploring possible clinical studies in this indication, but we would require additional funding to provide the financial resources for such clinical studies.

OXi4503, a unique, second generation VDA for oncology indications

We are also currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types and for the treatment of myeloid leukemias, which also represent orphan indications. We believe that OXi4503 is differentiated from other VDAs by its dual-action activity, in addition to having potent vascular disrupting effects, OXi4503 is unique in that certain enzymes in the human body can help convert it to a form of chemical that has direct tumor cell killing effects. We believe this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, we believe that OXi4503 may have enhanced activity in tumor types with relatively high levels of the enzymes that facilitate the conversion of OXi4503 to the form of chemical that kills tumor cells. These tumor types include hepatocellular carcinoma, melanoma, and leukemias of the myeloid lineage. In preclinical studies, OXi4503 has shown potent anti-tumor activity in solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.

Ongoing Clinical Trial in AML with OXi4503

Based on the results of preclinical studies published in the journal Blood in September 2010 that show OXi4503 has potent activity against AML in animal models, we entered into a clinical trial agreement pursuant to which investigators at the University of Florida initiated an investigator sponsored Phase 1 study of OXi4503 in patients with AML or MDS in May 2011. This open-label, dose-escalating study for the treatment of up to 36 patients is being conducted in patients with relapsed or refractory AML and MDS and will evaluate the safety profile, maximum tolerated dose and biologic activity of OXi4503 in these patients. In addition to the University of Florida, this study is supported in part by the Leukemia & Lymphoma Society.

In December 2012, the investigators at the University of Florida presented data from this Phase 1 study at the 2012 annual meeting of the American Society of Hematology in Atlanta, Georgia. The clinical data, which was presented as an online abstract, showed responses and a manageable safety profile in this first-in-man trial of a VDA in AML. Results were presented on 5 initial patients with refractory AML enrolled between May 2011 and August 2012. Adverse events attributable to OXi4503 infusion included bone pain, fever, anemia and thrombocytopenia. Hypertension was manageable and plasma LDH and uric acid increased by at least two-fold within hours after OXi4503 infusions, suggesting leukemia cell destruction.

New patients are continuing to be enrolled in this study. As of April 18, 2013, a total of 9 patients have been enrolled into this study, and no dose-limiting adverse events have been encountered.

The general direction of future development of OXi4503 for hematologic indications will depend on the outcome of the analysis of the study in AML, as well as available financial resources and potential partnering activities.

ZYBRESTAT for Ophthalmology

In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, we have previously undertaken an ophthalmology research and development program with ZYBRESTAT with the ultimate goal of developing a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that result in loss of vision. While we continue to seek partnership opportunities that will allow us to continue this research, due to financial constraints, we are not actively pursuing development in this area at this time.

Our Development Programs and Product Candidates:

The following table outlines our ongoing clinical studies and completed studies relevant to our current development strategy for our current product candidates:

ZYBRESTAT for Oncology

Indication	Study Design and Number of Subjects (n)	Regimen	Sponsor	Status
Persistent or recurrent Ovarian Cancer	Phase 2 Randomized Controlled Study (n=110) (Enrollment terminated at 107 patients in April 2013)	ZYBRESTAT ± bevacizumab	GOG and NCI/CTEP	Enrollment Complete; Ongoing
Platinum-resistant Ovarian Cancer	Phase 2 Simon Two-Stage Design Study (n=44)	ZYBRESTAT + carboplatin + paclitaxel	Cancer Research UK	Complete results published
Advanced solid tumors	Phase 1 Open-label Single-Arm Study (n=15)	ZYBRESTAT + bevacizumab	OXiGENE	Complete results published
Advanced solid tumors	Phase 1b Dose Escalation Study (n=46)	Carboplatin + paclitaxel + ZYBRESTAT	Cancer Research UK	Complete results published
Anaplastic Thyroid Cancer (ATC)	FACT Trial — Phase 2/3 Randomized, Controlled Pivotal Registration Study (n=180) (Enrollment terminated at 80 patients in February 2010)	Carboplatin + paclitaxel ± ZYBRESTAT	OXiGENE	Complete, manuscript submitted to journal “Thyroid”

OXi4503 for Oncology

Indication	Study Design and Number of Subjects (n)	Regimen	Sponsor	Status
Acute Myelogenous Leukemia and Myelodysplastic Syndromes	Phase 1 dose-Escalation Study (n=36)	OXi4503	University of Florida	Ongoing
Solid Tumors with Hepatic Burden	Phase 1b Dose-Ranging Study (n=18 in Phase 1b portion)	OXi4503	OXiGENE	Complete
Refractory Solid Tumors	Phase 1 Dose-Escalation Study	OXi4503	Cancer Research UK	Complete

ZYBRESTAT for Ophthalmology

Indication	Study Design and Number of Subjects (n)	Regimen	Sponsor	Status
Proof-of-mechanism Study in Polypoidal Choroidal Vasculopathy (PCV)	Phase 2 Randomized, Double-Masked, Placebo-controlled, Single-dose Study (n=20)	ZYBRESTAT (intravenous-route)	OXiGENE	Complete

Company Background

We are a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with our principal corporate office in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). Our internet address is www.OXiGENE.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.

Private Placement of Preferred Shares and Warrants

On April 16, 2013, we raised approximately $5.0 million in gross proceeds, before deducting placement agents’ fees and other offering expenses, in connection with the closing of a private placement of 5,000 shares of our Series A Preferred Stock and warrants to purchase our common stock, as follows:

(A) Series A Warrants to purchase 1,377,412 shares of common stock, which are exercisable immediately after issuance, have a five-year term and a per share exercise price of $3.40; and

(B) Series B Warrants to purchase 1,377,412 shares of common stock, which are exercisable immediately after issuance, have a two-year term and a per share exercise price of $3.40.

Each share of Series A Preferred Stock has a stated value of $1,000. Each share of Series A Preferred Stock is convertible, at any time at the option of the holder thereof, into a number of shares of common stock determined by dividing the stated value by the conversion price of $3.63, subject to the 9.99% ownership limitation described below. The Series A Preferred Stock has no dividend rights, liquidation preference or other preferences over common stock and has no voting rights except as provided in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware, or as otherwise required by law.

At the closing, we also issued to Dawson James Securities, Inc. and related persons Series A Warrants to purchase 82,645 shares of common stock. Dawson James is also entitled to receive Series A Warrants to purchase up to an additional 82,645 shares of common stock if the Series B Warrants are exercised for cash. The Series A Preferred Stock and warrants to purchase common stock were offered and sold pursuant to a Securities Purchase Agreement, dated April 10, 2013.

The Series A Preferred Stock and the warrants contain limitations that prevent the holder of any Preferred Stock or warrants from acquiring shares upon conversion of the Preferred Stock, or exercise of a warrant, that would result in the number of shares beneficially owned by it and its affiliates exceeding 9.99% of the total number of shares of our common stock then issued and outstanding. In addition, upon certain changes in control of OXiGENE, the holder of shares of Series A Preferred Stock or a Series A or Series B warrant can elect to receive, subject to certain limitations and assumptions, securities in a successor entity equal to the value of the warrant or if holders of common stock are given a choice of cash or property, then cash or property equal to the value of the outstanding warrants.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC or in any free writing prospectus and all other information contained in this prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We will be required to raise additional funds to finance our operations and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical and clinical studies and those of our partners, the cost, timing and outcomes of regulatory approval for our product candidates, the terms and conditions of our contracts with service providers for these programs, and the rate of recruitment of patients in our human clinical trials. In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our financial resources at that time.

We are aggressively pursuing forms of capital infusion including public or private financing, strategic partnerships or other arrangements with organizations that have capabilities and/or products that are complementary to our own capabilities and/or products, in order to continue the development of our product candidates. However, there can be no assurances that we will complete any financings strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to us.

We expect our existing cash and cash equivalents, including the proceeds of our April 2013 private placement, to support our operations through the first quarter of 2014. However, while this level of cash utilization does not provide for the initiation of any projects to further the development of our most advanced product candidates, it does include provisions for initial drug manufacturing activities that we may undertake in connection with the planned filing for a European Marketing Authorization application for ZYBRESTAT in ATC. Any significant further development of ZYBRESTAT or other capital intensive activities will be contingent upon our ability to raise additional capital in addition to our existing financing arrangements.

Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development; the costs of complying with FDA and other regulatory agency requirements, including addressing findings set forth by the FDA in its correspondence to us in March 2012, which will be significant – see the risk factors below regarding regulatory compliance and approvals; the progress of our research and development programs and those of our partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to develop manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

While we have access, subject to certain restrictions, to financing through an agreement with Lincoln Park Capital Fund, LLC and through an At Market Issuance Sales Arrangement, which we refer to as the ATM, with MLV & Co. LLC, these arrangements alone will not be sufficient to fund a late-stage clinical trial of ZYBRESTAT in any indication. If we are unable to raise additional funds when needed, we will not be able to continue development of our product candidates or we will be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing, whether through the ATM, the Lincoln Park Capital arrangement or otherwise, may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations. Our ability to raise additional capital could also be impaired if our common shares lose their status on The NASDAQ Capital Market. As a result of this uncertainty and the substantial doubt about our ability to continue as a going concern as of December 31, 2012, the Report of Independent Registered Public Accounting Firm at the beginning of the Financial Statements incorporated by reference in this prospectus includes a going concern explanatory paragraph.

Our facility with Lincoln Park Capital will not be sufficient to satisfy our capital requirements for all of our contemplated clinical trials.

In November 2011, we entered into a purchase agreement for the sale, from time to time, of up to $20,000,000 of our common stock to Lincoln Park Capital Fund, LLC, or LPC, a Chicago-based institutional investor. We do not have the ability to sell shares under this arrangement if we fail to maintain a minimum stock price of $6.00 or if we fail to maintain the effectiveness of a registration statement filed with the Securities and Exchange Commission. If our stock price rises above $6.00 and the other conditions of the arrangement are met, we may direct LPC to purchase up to $20,000,000 worth of shares of our common stock under our agreement over a 36-month period, in amounts of up to $200,000, which amounts may be increased under certain circumstances. The price of our common stock as of April 18, 2013 was $3.53, and therefore the facility is not available to us at this time. The funding from LPC is not available at this time and may not be available when needed, or at all, depending on the market price of our common stock. The extent to which we rely on LPC as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. Further, we are restricted from using this facility until 90 days following the effectiveness of the registration statement of which this prospectus forms a part. If obtaining sufficient funding from LPC were to prove impracticable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell the maximum amount we are eligible to sell to LPC under the purchase agreement, we will still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Our facility with MLV will not be sufficient to satisfy our capital requirements for all of our contemplated clinical trials.

On July 21, 2010, we entered into an “at the market” equity offering sales agreement, or ATM Agreement, with MLV & Co. LLC (MLV), pursuant to which we may issue and sell shares of our common stock from time to time through MLV acting as our sales agent and underwriter. Sales of our common stock through MLV are made on the principal trading market of our common stock by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by MLV and us. MLV uses its commercially reasonable efforts to sell our common stock from time to time, based upon our instructions (including any price, time or size limits we may impose). We pay MLV a commission rate of up to 7.0% of the gross sales price per share of any common stock sold through MLV as agent under the ATM Agreement. The funding available from MLV may not be available when needed, or at all, depending on the market price of our common stock. The extent to which we rely on MLV as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. Further, we are restricted from using this facility until 90 days following the effectiveness of the registration statement of which this prospectus forms a part. If obtaining sufficient funding from MLV were to prove impracticable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell the maximum amount we are eligible to sell to MLV under the purchase agreement, we will still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Due in part to our constrained financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed, and/or we may be unable to pursue the clinical trials that we would like to pursue.

We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we have had to curtail clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. We or our partners currently are pursuing clinical trials in ovarian cancer, ATC and solid tumors, but we are required by our financial resources to engage only in limited clinical activities. The decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities. In addition, from time to time, we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would have been devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.

If we or the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and, in many cases, contract research organizations and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol. Currently our only clinical trial activities involving ZYBRESTAT are being conducted by physician clinical investigators who are independent of us, but with whom we have agreements for them to provide the results of their clinical trials to us. In order for us to rely on data from these ongoing studies in support of a marketing application, or NDA, for approval of any of our product candidates by the FDA or other regulatory authorities, the independent investigators are required to comply with FDA requirements applicable to their studies.

The FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

In February 2012, we were inspected by the FDA, and in March 2012, we received a Form FDA 483 containing observations from that inspection. The Form FDA 483 noted observations of certain deficiencies in the conduct of our FACT trial in ATC, which was conducted from July 2007 – February 2010. These observations related to the FDA’s good clinical practice requirements and included the failure to insure proper monitoring of third party clinical investigators who were participants in our FACT trial, the failure to promptly bring non-compliant clinical investigators into compliance, and the selection of clinical trial monitors by our clinical research organizations, or CROs, outside the United States who were not sufficiently qualified by experience and training to monitor clinical trials. The Form FDA 483 also included observations related to the failure to address the improper storage of a drug that was being used in the trial, and the failure to maintain records and case histories in compliance with FDA regulations. The issues noted in the Form FDA 483 had previously been identified and addressed by our management as part of an internal review, first disclosed by us in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, of our systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance.

Our response to the Form FDA 483 describes the corrective actions that we have taken and will continue to take in response to this matter. While we have taken steps and are taking further steps promptly to strengthen our procedures in order to ensure that these issues will not recur in any future clinical trials sponsored by us for any of our product candidates, we cannot assure you that the FDA will be satisfied with our response, that the FDA will not issue a warning letter or take other enforcement action against us, or that similar issues will not recur in the future. The results of this inspection may cause the FDA to disqualify some or all of the data from the FACT trial and not consider it in any future NDA for ZYBRESTAT, which could result in delays or difficulties in obtaining the regulatory approvals that will be required to market ZYBRESTAT. In addition, the steps we take to strengthen our procedures and conduct future clinical trials necessary for approval will be time-consuming and expensive, and we believe, but cannot assure you, that those steps will be sufficient to address the issues that were identified by the FDA in the Form FDA 483.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in an early stage of development. In order to achieve profitable operations, we alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials. Further, our research or product development efforts may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

We have only a limited number of employees to manage and operate our business

As announced on September 1, 2011, we have implemented a restructuring plan designed to focus our capital resources on our most promising early-stage clinical programs and further reduce our cash utilization. This restructuring plan involved a reduction in force of 11 full-time equivalent employees, or approximately 61%. As of April 18, 2013, we had a total of 8 full-time employees and approximately 2 employees working on a part-time basis. This reduction in force and focus on reducing cash utilization requires us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We have a history of losses, and we anticipate that we will continue to incur losses in the future.

We have experienced net losses every year since our inception and, as of December 31, 2012 had an accumulated deficit of approximately $225,432,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our continuing clinical trials with respect to our VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not commercially introduced any product and our potential products are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals would have a material adverse effect on our business. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties. We cannot assure you that consultants and other unaffiliated third parties will provide the level of service to us that we require in order to achieve our business objectives.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.

We have licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If our license agreements terminate or expire, we may lose the licensed rights to our product candidates, including ZYBRESTAT and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University and Angiogene Pharmaceuticals Ltd. for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU, the Bristol-Myers Squibb Company, Baylor University and Angiogene Pharmaceuticals Ltd., we could lose our rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.

We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our effort, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of April 18, 2013, we were the exclusive licensee, sole assignee or co-assignee of thirty granted United States patents, nine pending United States patent applications, two pending Patent Cooperation Treaty international patent application and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us are generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover all claims.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.

If we do not obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in many foreign jurisdictions before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA is unpredictable but typically exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. In connection with the clinical trials of our product candidates, we face risks that:

•	the product candidate may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•

we fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA or other regulatory agencies;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated are the subject of NDAs and even fewer receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market the product.

If clinical trials for our product candidates are prolonged, delayed or suspended, we may be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our other ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in clinical trials;

•	failure to achieve compliance with the FDA requirements noted in the agency’s March 2012 letter to us regarding certain observations about our FACT trial in ATC;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results;

•	serious and unexpected drug-related side effects; and

•	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us.

Commercialization of our product candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA or any foreign regulatory authority or the requirement of additional supportive studies by the FDA or any foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond our expectations. In addition, the FDA could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable domestic and foreign regulatory authorities or previously unknown problems with any approved product, manufacturer, or manufacturing process is discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our drugs for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of our products.

If any of our product candidates are approved, but fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

We have no manufacturing capacity and have relied on, and expect to continue to rely on, third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely in the future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or non-renewal of the agreement by the third party, based on our own business priorities, at a time that is costly or inconvenient for us.

If we do not maintain our developed important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.

The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of ACA on us as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which has not yet occurred.

Our restated certificate of incorporation, our amended and restated by-laws, our stockholder rights agreement and Delaware law could deter a change of our management which could discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of us. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that your investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options and warrants have been registered for resale or are available for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, and may be sold from time to time. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

The low trading volume of our common stock may adversely affect the price of our shares.

Although our common stock is listed on the NASDAQ Capital Market, our common stock has experienced low trading volume. Limited trading volume may subject our common stock to greater price volatility and may make it difficult for investors to sell shares at a price that is attractive to them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•	the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs;

•	the further preclinical or clinical development and commercialization of our product candidates;

•	the potential benefits of our product candidates over other therapies;

•	the timing, costs and other limitations involved in obtaining regulatory approval for any product;

•	our ability to enter into any collaboration with respect to product candidates;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to retain the services of our current executive officers, directors and principal consultants;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” beginning on page 9, that may cause our or our industry’s actual results, levels of activity, performance or achievements to differ from those expressed or implied by such forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risks described in the “Risk Factors” section of this prospectus, in addition to the other information set forth in this prospectus and in the documents incorporated by reference herein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by law, we do not intend to update any of the forward-looking statements for any reason after the date of this prospectus to conform such statement to actual results or if new information becomes available.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of securities by the selling securityholders pursuant to this prospectus. We may receive up to approximately $9,925,000 in aggregate gross proceeds from the exercise of the warrants, if such warrants are exercised for cash, based on the per share exercise prices of the warrants. Any proceeds we receive from the exercise of the warrants will be used for working capital and general corporate purposes.

SELLING SECURITYHOLDERS

The shares of common stock being offered by the selling securityholders are those issuable to the selling securityholders upon conversion of the Series A Preferred Stock and those issuable upon exercise of the Series A and B warrants. For additional information regarding the issuance of common stock and the warrants, see “Private Placement of Preferred Shares and Warrants” above. We are registering the shares of common stock in order to permit the selling securityholders to offer the shares for resale from time to time. Except for the ownership of the Series A Preferred Stock and the transactions contemplated pursuant to the Purchase Agreement, the selling securityholders have not had any material relationship with us within the past three years.

The table below lists the selling securityholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling securityholders. The second column lists the percentage of shares of common stock beneficially owned by the selling securityholders, based on their respective ownership of shares of common stock, as of April 18, 2013, assuming conversion of the Series A Preferred Stock and exercise of the warrants held by each such selling securityholder on that date but taking account of any limitations on exercise set forth therein. The percentage of shares beneficially owned prior to the offering is based on 2,174,177 shares of our common stock outstanding as of April 18, 2013. The number of shares in the column “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” represents all of the shares that the selling securityholder may offer under this prospectus and does not take into account any limitations on exercise of the warrants set forth therein.

This prospectus covers the resale of 4,297,526 shares of common stock, of which 1,377,412 shares are issuable upon the conversion of shares of Series A Preferred Stock, 1,542,702 shares are issuable upon the exercise of the Series A Warrants, and 1,377,412 shares are issuable upon exercise of the Series B Warrants.

The Series A Warrants, which are exercisable to purchase up to 1,542,702 shares of common stock (including 165,290 shares underlying warrants that are issued or issuable to the placement agent in the private placement), are exercisable immediately after issuance, have a five-year term and a per share exercise price of $3.40. The Series B Warrants, which are exercisable to purchase up to 1,377,412 shares of common stock as of the date of this prospectus, are exercisable immediately after issuance, have a two-year term and a per share exercise price of $3.40. See “Prospectus Summary — Private Placement of Preferred Shares and Warrants” above for a complete description of the warrants.

Under the terms of the warrants, a selling securityholder may not exercise the warrants to the extent (but only to the extent) such selling securityholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 9.99%. The number of shares in the second column reflects these limitations. The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering		% of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number of Shares of Common Stock Owned After Offering		% of Shares of Common Stock Owned After Offering

Dawson James Securities, Inc.	8,264	(1)	— %	16,528	(2)	0	(3)	—	% (3)

Sabby Healthcare Volatility Master Fund, Ltd. (4)	217,200	(5)	9.9%	3,305,787	(6)	0	(7)	—	% (7)

Sabby Volatility Warrant Master Fund, Ltd. (8)	217,200	(9)	9.9%	826,449	(10)	0	(11)	—	% (11)

Craig Schwabe	707	(12)	— %	1,414	(13)	0	(14)	—	% (14)

Noam Rubinstein	12,397	(15)	— %	24,794	(16)	0	(17)	—	% (17)

Michael Vasinkevich	57,310	(18)	— %	114,620	(19)	0	(20)	—	% (20)

Mark Viklund	2,975	(21)	— %	5,950	(22)	0	(23)	—	% (23)

Charles Worthman	992	(24)	— %	1,984	(25)	0	(26)	—	%(26)

*	Less than 1%.
(1)	The number of shares shown in this column reflects 8,264 shares of common stock issuable upon exercise of the Series A Warrant issued to Dawson James Securities, Inc.
(2)	This registration statement registers the resale by Dawson James Securities Inc. of 8,264 shares of common stock issuable upon exercise of outstanding Series A Warrants, as issued to Dawson James Securities, Inc. and up to 8,264 shares of common stock issuable upon exercise of a Series A Warrant that is issuable to Dawson James Securities, Inc. if the Series B Warrants are exercised for cash.
(3)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Series A Warrant are sold in this offering.
(4)	This shareholder has indicated that Hal Mintz has voting and investment power over the shares held by it. This shareholder has indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC, and that each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over these shares except to the extent of any pecuniary interest therein.
(5)	The number of shares shown in this column reflects 217,200 shares of common stock beneficially owned, including 72,400 of the 1,101,929 shares of common stock issuable upon conversion of the shares of Series A Preferred Stock purchased by Sabby Healthcare Volatility Master Fund, Ltd., 72,400 of the 1,101,929 shares of common stock issuable upon exercise of the Series A Warrant issued to Sabby Healthcare Volatility Master Fund, Ltd. and 72,400 of the 1,101,929 shares of common stock issuable upon exercise of the Series B Warrant issued to Sabby Healthcare Volatility Master Fund, Ltd. in the private placement, as a result of the 9.99% beneficial ownership limitation and related warrant exercise restriction described above.
(6)	This registration statement registers the resale by Sabby Healthcare Volatility Master Fund, Ltd. of 1,101,929 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, 1,101,929 shares of common stock issuable upon exercise of Series A Warrants and 1,101,929 shares of common stock issuable upon exercise of Series B Warrants, each as issued to Sabby Healthcare Volatility Master Fund, Ltd. in the private placement, without regard for any limitations on conversion set forth in the Series A Preferred Stock or any limitations on exercise set forth in each class of warrants.
(7)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon conversion of the Series A Preferred Stock issued at the closing of the private placement and all of the shares of common stock issuable upon exercise of the Series A Warrant and Series B Warrant are sold in this offering.
(8)	This shareholder has indicated that Hal Mintz has voting and investment power over the shares held by it. This shareholder has indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC, and that each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over these shares except to the extent of any pecuniary interest therein.
(9)	The number of shares shown in this column reflects 217,200 shares of common stock beneficially owned, including 72,400 of the 275,483 shares of common stock issuable upon conversion of the shares of Series A Preferred Stock purchased by Sabby Volatility Warrant Master Fund, Ltd. in the private placement, 72,400 of the 275,483 shares of common stock issuable upon exercise of the Series A Warrant issued to Sabby Volatility Warrant Master Fund, Ltd. and 72,400 of the 275,483 shares of common stock issuable upon exercise of the Series B Warrant issued to Sabby Volatility Warrant Master Fund, Ltd. in the private placement, as a result of the 9.99% beneficial ownership limitation and related warrant exercise restriction described above.
(10)	This registration statement registers the resale by Sabby Volatility Warrant Master Fund, Ltd. of 275,483 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, 275,483 shares of common stock issuable upon exercise of Series A Warrants and 275,483 shares of common stock issuable upon exercise of Series B Warrants, each as issued to Sabby Volatility Warrant Master Fund, Ltd. in the private placement, without regard for any limitations on conversion set forth in the Series A Preferred Stock or any limitations on exercise set forth in each class of warrants.

(11)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon conversion of the Series A Preferred Stock issued at the closing of the private placement and all of the shares of common stock issuable upon exercise of the Series A Warrant and Series B Warrant are sold in this offering.
(12)	The number of shares shown in this column reflects 707 shares of common stock issuable upon exercise of the Series A Warrant issued to Craig Schwabe.
(13)	This registration statement registers the resale by Craig Schwabe of 707 shares of common stock issuable upon exercise of outstanding Series A Warrants as issued to Craig Schwabe and up to 707 shares of common stock issuable upon exercise of a Series A Warrant that is issuable to Craig Schwabe if the Series B Warrants are exercised for cash.
(14)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Series A Warrant are sold in this offering.
(15)	The number of shares shown in this column reflects 12,397 shares of common stock issuable upon exercise of the Series A Warrant issued to Noam Rubinstein.
(16)	This registration statement registers the resale by Noam Rubenstein of 12,397 shares of common stock issuable upon exercise of outstanding Series A Warrants, as issued to Noam Rubenstein and up to 12,397 shares of common stock issuable upon exercise of a Series A Warrant that is issuable to Noam Rubenstein if the Series B Warrants are exercised for cash.
(17)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Series A Warrant are sold in this offering.
(18)	The number of shares shown in this column reflects 57,310 shares of common stock issuable upon exercise of the Series A Warrant issued to Michael Vasinkevich.
(19)	This registration statement registers the resale by Michael Vasinkevich of 57,310 shares of common stock issuable upon exercise of outstanding Series A Warrants, as issued to Michael Vasinkevich and up to 57,310 shares of common stock issuable upon exercise of a Series A Warrant that is issuable to Michael Vasinkevich if the Series B Warrants are exercised for cash.
(20)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Series A Warrants are sold in this offering.
(21)	The number of shares shown in this column reflects 2,975 shares of common stock issuable upon exercise of the Series A Warrants issued to Mark Viklund.
(22)	This registration statement registers the resale by Mark Viklund of 2,975 shares of common stock issuable upon exercise of outstanding Series A Warrants as issued to Mark Viklund and up to 2,975 shares of common stock issuable upon exercise of a Series A Warrant that is issuable to Mark Viklund if the Series B Warrants are exercised for cash.
(23)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Series A Warrants are sold in this offering.
(24)	The number of shares shown in this column reflects 992 shares of common stock issuable upon exercise of the Series A Warrants issued to Charles Worthman.
(25)	This registration statement registers the resale by Charles Worthman of 992 shares of common stock issuable upon exercise of outstanding Series A Warrants, as issued to Charles Worthman and up to 992 shares of common stock issuable upon exercise of a Series A Warrant that is issuable to Charles Worthman if the Series B Warrants are exercised for cash.
(26)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Series A Warrants are sold in this offering.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Stock Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities we are offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.oxigene.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The NASDAQ Capital Market under the symbol “OXGN.’’ You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the Public Reference Room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of this prospectus and prior to the time that we sell all of the securities offered by this prospectus or the earlier termination of the offering, and (2) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement (except in each case the information contained in such documents to the extent “furnished” and not “filed”). The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 12, 2013 (File No. 000-21990);

•	Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended December 31, 2012, filed on April 29, 2013 (File No. 000-21900);

•	Our Current Report on Form 8-K filed on April 9, 2013 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on April 11, 2013 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on April 24, 2013 (File No. 000-21900);

•

The description of our common stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 (File No. 0-21990) pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, and any amendment or report filed with the SEC for purposes of updating such description; and

•

The description of the Rights under the Stockholder Rights Agreement (which are currently transferred with our common stock) contained in our Registration Statement on Form 8-A12G (File No. 000-21990) filed under the Exchange Act with the Commission on March 30, 2005, including any amendment or report filed for the purpose of updating such description.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (650) 635-7000.